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Exhibit 99.3

n e w s r e l e a s e	FALCONBRIDGE LIMITED

FOUR DIRECTORS RESIGN FROM FALCONBRIDGE BOARD

        TORONTO, October 14, 2005 — Falconbridge Limited (NYSE: FAL; TSX: FAL.LV) today announced that four Brascan-related directors have resigned from the Company's Board of Directors. George Myhal, Robert Harding, Jack Cockwell and Bruce Flatt all submitted their resignations, effective immediately. Brascan recently sold its common share ownership in the Company and its remaining US$570 million of junior preferred shares are intended to be redeemed by Inco Limited upon the completion of its takeover bid.

        The Board of Directors of Falconbridge, composed of the directors of former Noranda Inc. and former Falconbridge Limited, has 13 members remaining. The four directors will not be replaced.

        Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

Contact:

Denis Couture
Senior Vice-President, Investor Relations, Communications and Public Affairs
(416) 982-7020
denis.couture@falconbridge.com
www.falconbridge.com

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Exhibit 99.3